Daniel O'Connor

Chief Executive Officer at Longball Craft Cocktails

San Diego, California, United States

Contact

www.linkedin.com/in/daniel-o-connor-616b35404 (LinkedIn)

Top Skills

Sales Management

Sales Operations

Experience

Longball Craft Cocktails

Chief Executive Officer

January 2023 - Present (3 years 6 months)

Holland Motor Homes

General Sales Manager

2008 - 2023 (15 years)

San Marcos, CA

La Mesa RV

General Sales Manager

1993 - 2007 (14 years)